Exhibit 12

H. J. Heinz Company and Subsidiaries

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended
	April 29,	April 30,	May 2,	May 3,	April 27,
	2009	2008	2007	2006	2005
	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)

Fixed Charges:
Interest expense(a)	$347,756	$372,050	$340,432	$323,269	$238,069
Capitalized interest	—	—	—	—	—
Interest component of rental expense	32,984	30,949	30,287	30,184	29,074

Total fixed charges	$380,740	$402,999	$370,719	$353,453	$267,143

Earnings:
Income from continuing operations before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$1,311,452	$1,229,624	$1,138,938	$701,938	$999,425
Add: Interest expense(a)	347,756	372,050	340,432	323,269	238,069
Add: Interest component of rental expense	32,984	30,949	30,287	30,184	29,074
Add: Amortization of capitalized interest	633	1,408	2,793	1,818	2,012

Earnings as adjusted	$1,692,825	$1,634,031	$1,512,450	$1,057,209	$1,268,580

Ratio of earnings to fixed charges	4.45	4.05	4.08	2.99	4.75

(a)	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.